Exhibit 21

SUBSIDIARIES OF DOCENT, INC.

Subsidiary	State/Country of Incorporation
Wholly Owned
Docent International Corporation	Delaware
gForce Systems, Inc.	California
Docent Europe BV	The Netherlands
Docent BV	The Netherlands
Docent AS	Norway
Docent AB	Sweden
Docent, Ltd.	United Kingdom
Docent GmbH	Germany
Docent BVBH	Belgium
Docent SAS	France
Docent ANZ PTY. Ltd.	Australia
Docent (Asia) Ltd.	Hong Kong
Docent (Italy) Srl.	Italy
Docent Japan	Japan